Calculations based on fully-diluted shares outstanding ILLUSTRATIVE VALUATION RANGE Assumes buyer of Outlet taking on all Outlet-related liabilities. Placeholder estimate for transaction fees and expenses, including advisory, legal, financing and amendment fees. Assumes no taxes paid, given SHO basis in Outlet assets and SHO NOLs. Assumes no excess working capital is delivered to Outlet buyer. Assumes fee of $100k or less payable in connection with any Going Concern Waiver, and no fee payable in connection with any Outlet Sale Amendments. Placeholder estimate for a 50% share of a D&O risk insurance premium. Includes RSUs, LTIPs, cash retention and AIP held by staff moving to Outlet that will accelerate in a transaction, including a deduct for 50% of the costs for certain senior executives, whether or not they go with Outlet. ESL PROPOSAL Exhibit (c)(13)